UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549
_______________

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For October 25, 2006

COMMISSION FILE NUMBER 5-59311

_______________

DIALOG SEMICONDUCTOR PLC
(Translation of registrant’s name into English)

_______________

Neue Strasse 95
D-73230 Kirchheim/Teck-Nabern, Germany
(Address of principal executive office)

_______________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes [  ]No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes [  ]No [X]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes [  ]No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__

TABLE OF CONTENTS

Part 1Press Release of Dialog Semiconductor Plc dated October 25, 2006:
                   ”Dialog Semiconductor reports third quarter 2006 results”

Part 2Interim Report as of September 30, 2006

Part 1Dialog Semiconductor reports third quarter 2006 results

Kirchheim/Teck, Germany, 25 October 2006 – Dialog Semiconductor Plc (FWB: DLG, NASDAQ:DLGS), a leading provider of power management semiconductor solutions, announces its results for the quarter ended 30 September 2006.

OVERVIEW

■Strategic operational restructuring and further visibility on recent design wins supports Dialog’s confidence in a return to growth in 2007

■Strong liquid assets balance of EUR 41.3 million enhanced by a net cash increase of EUR 4.2 million in the quarter, and zero debt

■Net loss of EUR 18.1 million (Q3 05: EUR 1.9 million net income), impacted by the previously announced one-off restructuring charge of EUR 4.5 million and the insolvency of BenQ Mobile GmbH

■Revenues of EUR 14.9 million (Q3 05: EUR 39.9 million), impacted by the adverse trading conditions highlighted in Q2 06

FINANCIAL PERFORMANCE

In July this year Dialog indicated that the adverse trading conditions experienced during Q2 would continue to impact revenues and profitability through Q3.

In line with expectations at the time of the Q2 announcement, the switch from 2G to 3G technology, coupled with competitive pressures in the display driver chip sector, have led to a decline in revenues for Q3 to EUR 14.9 million (Q3 05: EUR 39.9 million).

Dialog’s operating loss was also in line with expectations. Adjusted for lower Q3 revenues and two non-recurring events, the loss stands at EUR 6.2 million (Q2 06: EUR 5.1 million). This underlines the importance of the measures taken during the period to realign the cost base going forward.

However, net losses for the quarter stand at EUR 18.1 million reflecting the impact of the following two non-recurring events:

Firstly, this quarter Dialog implemented the cost reduction measures within its manufacturing division announced in Q2. A one off restructuring charge of EUR 4.5 million is reflected in the net loss figure for the quarter. These measures will reduce capital expenditure requirements over the next three years and are expected to give rise to significant cost savings for the company as well as reduce Dialog’s production cycle times.

Secondly, a significant proportion of the net loss (EUR 7.6 million) is attributable to the previously announced insolvency of BenQ’s German operation, BenQ Mobile GmbH. A receivable of EUR 2.1 million as of 30 September 2006 payable to the company by BenQ Asia is not included in this figure as this customer is not affected by the insolvency and all payments under the contract have been made on the due dates.

At 30 September 2006 liquid assets stood at EUR 41.3 million, strengthened by a net cash inflow in the quarter of EUR 4.2 million and the company remains debt free.

OPERATIONS AND OUTLOOK

Dialog continues to invest heavily in its stated strategy of repositioning the company for growth in 2007 and beyond. As part of this strategy, the company has committed to refocus its products and sales efforts on to more profitable sectors. As the operational restructuring measures taken this quarter illustrate, Dialog also continues to build a lower cost platform for improved margin performance.

Dialog’s products for the automotive and industrial sector continue to offer a stable source of revenue based on long-term contractual relationships. The company’s development of its first intelligent motor control product, for use in car electric windows, remains on track and shipments are expected to commence in 2008.

In other sectors, Dialog recently introduced a combined power management and audio IC designed to support the latest generation of application processors in emerging high growth sectors. In Q3 a number of Dialog customers undertook detailed sampling of this product and further sampling continues as we enter Q4.

More recently, the company made its first customer shipments of an innovative display driver for E-Ink displays. Furthermore, Dialog’s first Tier 1 3G customer has visibility for a number of new models in 2007. Shipments of power management and audio products to that customer are expected to commence in the first half of 2007.

Commenting on the results Dialog Chief Executive, Dr. Jalal Bagherli, said:

“As we forecast in July adverse trading conditions – fuelled by the industry’s switch from 2G to 3G technologies – have continued into the third quarter. The insolvency at BenQ impacted our profitability this quarter and as previously announced will also adversely affect Q4, but have only a limited impact in 2007.

I remain confident that our strategy will see Dialog return to growth in 2007 We continue to refine our operating model, lower our costs and develop and focus on new and more profitable products. In so doing we aim to establish a sustainable platform for long term returns reflecting improved visibility on 3G products.”

The Company’s interim financial statements for the period ending 30 September 2006 which are available at www.dialog-semiconductor.com have been prepared in accordance with International Financial Reporting Standards (IFRS) and filed within the Exchange Reporting System of Deutsche Börse.

Contact
Dialog Semiconductor
Neue Straße 95, D-73230 Kirchheim/Teck – Nabern, Germany
Telephone	+49-7021-805-412
Fax	+49-7021-805-200
E-mail	dialog@fd.com
Internet	www.dialog-semiconductor.com/

James Melville-Ross
Financial Dynamics
Telephone	+44 207 831 3113

Information about Dialog Semiconductor

Dialog Semiconductor develops and supplies power management, audio and display driver technology, targeting the wireless, automotive and industrial markets. The company’s expertise in mixed signal design, with products manufactured entirely in CMOS technology, enhances the performance and features of wireless, hand-held and portable electronic products. Its technology is also used in intelligent control circuits in automotive and industrial applications. Dialog Semiconductor Plc is headquartered near Stuttgart, Germany with operating facilities in the UK, the USA, Austria, Japan and Taiwan. The company is listed on the Frankfurt (FWB: DLG) and NASDAQ (DLGS) stock exchanges.

Forward Looking Statements

This press release contains “forward-looking statements” that reflect management’s current views with respect to future events. The words “anticipate,” “believe,” “estimate, “expect,” “intend,” “may,” “plan,” “project” and “should” and similar expressions identify forward-looking statements. Such statements are subject to risks and uncertainties, including, but not limited to: an economic downturn in the semiconductor and telecommunications markets; changes in currency exchange rates and interest rates, the timing of customer orders and manufacturing lead times, insufficient, excess or obsolete inventory, the impact of competing products and their pricing, political risks in the countries in which we operate or sale and supply constraints. If any of these or other risks and uncertainties occur (some of which are described under the heading “Risk Factors” in Dialog Semiconductor’s most recent Annual Report and under the heading “Risk Factors” in Dialog Semiconductor’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission), or if the assumptions underlying any of these statements prove incorrect, then actual results may be materially different from those expressed or implied by such statements. We do not intend or assume any obligation to update any forward-looking statement, which speaks only as of the date on which it is made.

Part 2Interim Report as of September 30, 2006

Table of Contents

Operating and Financial Review

Results of Operations

Financial Position

Other Information

Order Backlog

Members of the Management and the Board of Directors

Subsequent Events

Unaudited Interim Consolidated Financial Statements

Interim Consolidated Income Statement

Interim Consolidated Balance Sheets

Interim Consolidated Statements of Cash Flows

Interim Consolidated Statements of Changes in Shareholders’ Equity

Notes to the Interim Consolidated Financial Statements (Unaudited)

Operating and Financial Review

Forward-looking statements

This interim report contains “forward-looking statements”. All statements regarding our future financial condition, results of operations and businesses, strategy, plans and objectives are forward-looking. Statements containing the words “believes”, “intends”, “expects” and words of similar meaning are also forward-looking. Such statements involve unknown risks, uncertainties and other factors that may cause our results, performance or achievements or conditions in the markets in which we operate to differ from those expressed or implied in such statements. These factors include, among others, product demand, the effect of economic conditions and conditions in the semiconductor and telecommunications markets, exchange-rate and interest-rate movements, capital and credit market developments, the timing of customer orders and manufacturing lead times, the changes in customer order and payment patterns, the financial condition and strategic plans of our major customers, insufficient, excess or obsolete inventory, and the impact of competing products and their pricing, product development, commercialization and technological difficulties, political risks in the countries in which we operate or sale and supply constraints. If any of these or other risks and uncertainties occur (some of which are described under the heading “Risk Factors” in Dialog Semiconductor’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission), or if the assumptions underlying any of these statements prove incorrect, then actual results may be materially different from those expressed or implied by such statements. It is not possible to predict or identify all such factors. Consequently, any such list should not be considered to be a complete statement of all potential risks or uncertainties. We do not assume the obligations to update forward-looking statements. Results for interim periods are not necessarily indicative of results for the full fiscal year or any future periods.

Three months ended September 30, 2006 compared to three months ended September 30, 2005:

	Three months ended September 30,
(in thousands of €)	2006 (unaudited)		2005 (unaudited)		Change
	€	% of revenues	€	% of revenues	%
Revenues
Wireless	8,382	56.1	32,937	82.5	(74.6)
Automotive / Industrial	6,556	43.9	6,993	17.5	(6.2)
Revenues	14,938	100.0	39,930	100.0	(62.6)
Cost of sales	(12,793)	(85.6)	(27,312)	(68.4)	(53.2)
Gross profit	2,145	14.4	12,618	31.6	(83.0)
Selling and marketing expenses	(1,259)	(8.4)	(1,623)	(4.0)	(22.4)
General and administrative expenses	(9,267)	(62.0)	(1,441)	(3.6)	543.1
Research and development expenses	(5,392)	(36.1)	(5,528)	(13.8)	(2.5)
Restructuring and related impairment charges	(4,506)	(30.2)	-	0.0	-
Operating profit (loss)	(18,279)	(122.4)	4,026	10.1	(554.0)
Interest income, net	256	1.7	164	0.4	56.1
Foreign currency exchange gains and losses, net	17	0.1	39	0.2	(56.4)
Result before income taxes	(18,006)	(120.5)	4,229	10.6	(525.8)
Income tax expense	(85)	(0.5)	44	0.0	(293.2)

Net income (loss) from continuing operations	(18,091)	(121.1)	4,273	10.7	(523.4)

Loss from discontinued operations	-	-	(2,345)	(5.9)	100.0
Net income (loss)	(18,091)	(121.1)	1,928	4.8	(1,038.3)

Results of Operations

Segment Reporting

Revenues in the wireless communications sector were €8.4 million for the three months ended September 30, 2006 compared with €32.9 million for the three months ended September 30, 2005, comprising 56.1% and 82.5% of our total revenues for those periods. The decrease in this sector resulted from lower sales volumes as certain of our products are phasing out following the transition from 2G handsets to 3G, and successor products are expected to go into production only at the beginning of 2007. In addition increased competitive pressures for display driver chips, particularly at the commodity end of the market, had a negative impact on revenues. Operating profit in this sector decreased from €4.4 million for the three months ended September 30, 2005 to an operating loss of €13.5 million for the three months ended September 30, 2006. Besides the decrease in revenue, this is primarily due to costs incurred resulting from write-down of accounts receivable, inventories and materials at suppliers totaling €7.6 million following the insolvency of BenQ Mobile GmbH & Co. OHG, Germany (“BenQ Mobile”). See general and administrative expenses below. In addition lower production volumes which reduced utilization levels of our test operations and the phase-out of certain higher margin products contributed to the operating loss in the wireless communications sector.

Revenues from our automotive / industrial applications sector remained relatively stable and were €6.6 million and €7.0 million for the three months ended September 30, 2006 and 2005, respectively, representing 43.9% and 17.5% of our total revenues for those periods. Operating profit in the sector was €0.1 million in the period ended September 30, 2006 and €0.2 million in the corresponding period in the prior year.

Revenues

Revenues were €14.9 million for the three months ended September 30, 2006 compared with €39.9 million for the corresponding period in the prior year. The decline of 62.6% in revenues results from lower sales volumes, primarily in the wireless communications sectors as described above. Revenues were €60.8 million for the nine months ended September 30, 2006 compared with €90.2 million for the corresponding period in the prior year.

Cost of Sales

Cost of sales consists of the costs of outsourcing production and assembly, related personnel costs and applicable overhead and depreciation of test and other equipment. Cost of sales decreased by 53.2% from €27.3 million for the three months ended September 30, 2005 to €12.8 million for the three months ended September 30, 2006 in line with decreased production volume. In addition, as a result of lower production volume, our internal testing operation has been running at a reduced utilization level, which in turn has increased our cost of sales in the three months ended September 30, 2006. For the nine months ended September 30, 2006 and 2005, respectively, cost of sales was €48.5 million and €61.8 million, respectively.

Gross Profit

Our gross margin decreased from 31.6% of revenues for the three months ended September 30, 2005 to 14.4% of revenues for the three months ended September 30, 2006. This decline is due to competitive pressures for display driver chips, lower production volumes which reduced utilization levels of our test operations and the phase-out of certain higher margin products. For the same reasons, our gross margin decreased from 31.5% of revenues for the nine months ended September 30, 2005 to 20.2% of revenues for the nine months ended September 30, 2006.

Selling and Marketing Expenses

Selling and marketing expenses consist primarily of salaries, travel expenses, sales commissions and costs associated with advertising and other marketing activities. Selling and marketing expenses decreased in line with lower sales volumes, from €1.6 million or 4.0% of total revenues for the three months ended September 30, 2005, to €1.3 million or 8.4% of total revenues for the three months ended September 30, 2006. Similarly, selling and marketing expenses decreased in line with lower sales volumes, from €5.4 million or 5.9% of total revenue for the nine months ended September 30, 2005, to €4.1 million or 6.8% of total revenue for the nine months ended September 30, 2006.

General and Administrative Expenses

General and administrative expenses consist primarily of personnel and support costs for our finance, human resources, information systems and other management departments. General and administrative expenses increased from €1.4 million for the three months ended September 30, 2005 to €9.3 million for the three months ended September 30, 2006 respectively. The increase primarily results from the costs incurred as a write-down of accounts receivable of €2.2 million and inventory and materials at suppliers of €5.4 million dedicated to BenQ Mobile, one of the company’s customers, which went into insolvency in the three months ended September 30, 2006. Excluding these one-time charges, general and administrative expenses would have amounted to €1.7 million in line with similar expenses of the same period in 2005. For the nine months ended September 30 2006 and 2005 general and administrative expenses were €12.6 million and €4.0 million, respectively.

Research and Development Expenses

Research and development expenses consist principally of design and engineering related costs associated with the development of new application specific integrated circuits (“ASICs”) and application specific standard products (“ASSPs”). Research and development expenses remained relatively stable and were €5.4 million for the three months ended September 30, 2006 and €5.5 million for the corresponding period in 2005. As a percentage of total revenues research and development expenses increased from 13.8% to 36.1% over those periods, resulting from a lower revenue base in the three months ended September 30, 2006. For the nine months ended September 30, 2006 and 2005 research and development expenses were €15.3 million and €15.5 million, respectively.

Restructuring and related impairment charges

In the third quarter of 2006 Dialog Semiconductor decided to transfer the companies ‘Wafer Test’, ‘Final Test’ and ‘Tape & Reel’ divisions to dedicated outsourced assembly and test organisations in Asia. This transfer is planned to be executed in three phases between October 2006 and March 2007.

Restructuring and related impairment charges are comprised of €1.2 million of employee termination costs that will be paid to 33 employees affected by the transfer, and €3.3 million of impairment charges. For further information see note 3 to the interim consolidated financial statements.

Operating Profit (Loss)

We reported an operating loss of €18.3 million for the three months ended September 30, 2006 and an operating profit of €4.0 million for the three months ended September 30, 2005. This decline in operating income was primarily due to lower gross profits recognized in the three months ended September 30, 2006, the write-down of receivables, inventory and materials at suppliers as described above and the restructuring recharges. We reported an operating loss of €24.2 million for the nine months ended September 30, 2006 and an operating profit of €3.6 million for the nine months ended September 30, 2005.

Interest Income, net

Interest and similar income, net from the Company’s investments (primarily short-term deposits and securities) was €0.3 million for the three months ended September 30, 2006 and €0.2 million for the corresponding period in 2005. Interest income, net was €0.6 million for the nine months ended September 30, 2006 and €0.5 million for the nine months ended September 30, 2005.

Foreign Currency Exchange Gains and Losses, net

Foreign currency transaction gains and losses result from amounts ultimately realized upon settlement of foreign currency transactions and from the period end re-measurement of foreign currency denominated receivables and payables into Euro. Foreign currency exchange gains, net were €17 thousand for the three months ended September 30, 2006 compared with foreign currency exchange gains, net of €39 thousand for the three months ended September 30, 2005. Foreign currency exchange losses, net were €1.0 million for the nine months ended September 30, 2006 compared to foreign currency gains, net of €0.9 million for the nine months ended September 30, 2005. These foreign exchange gains and losses primarily result from the fluctuation of the Euro against the US Dollar. In the first nine months of 2006 the US Dollar fell in value against the Euro whereas in the first nine months of 2005 the US Dollar gained in value against the Euro.

Income Taxes Expense

The company reported an income tax expense for the three months ended September 30, 2006 of €85 thousand and an income tax benefit of €44 thousand in the three months ended September 30, 2005. We reported an income tax expense of €93 thousand for the nine months ended September 30, 2006 and €65 thousand for the nine months ended September 30, 2005.

Loss from discontinued operations

The losses from discontinued operations were nil for the three months ended September 30, 2006 and €2.3 million for the three months ended September 30, 2005, respectively. Losses from discontinued operations were €1.7 million for the nine months ended September 30, 2006 and €6.4 million for the nine months ended September 30, 2005, respectively. The losses in both periods consist of the operating losses of our previous Imaging division which we disposed of in February 2006 as well as legal and transaction fees related to the disposition of the Imaging division in the three months ended March 31, 2006.

Net Income (Loss)

For the reasons described above, we reported net loss of €18.1 million for the three months ended September 30, 2006 compared with net income of €1.9 million for the three months ended September 30, 2005. For the nine months ended September 30, 2006 and 2005, we reported net loss of €26.4 million and €1.4 million, respectively. Loss per share was €0.41 for the three months ended September 2006 compared to earnings per share of €0.04 for the same period last year. Loss per share for the first nine months of 2006 was €0.59 versus €0.03 in the same period last year.

Financial Position

Cash flows and Capital Expenditure

Cash provided by operating activities was €5.0 million for the three months ended September 30, 2006 compared with €8.0 million for the three months ended September 30, 2005. The cash inflow in the three months ended September 30, 2006 primarily results from the collection of trade accounts receivable and lower inventory balances and from higher trade accounts payables balances. Cash provided by operating activities was €13.7 million for the nine months ended September 30, 2006 compared with €9.8 million for the nine months ended September 30, 2005.

Cash used for investing activities was €0.8 million for the three months ended September 30, 2006 compared with €1.2 million for the three months ended September 30, 2005. Cash used for investing activities for the three months ended September 30, 2006 consisted mostly of the purchase of test equipment, tooling (masks), laboratory equipment, probecards and loadboards of €0.6 million and and the purchase of software and licenses of €0.3 million for the use of electronic design automated tools. Cash used for investing activities for the three months ended September 30, 2005 consisted mostly of the purchase of test equipment, tooling (masks), laboratory equipment, probecards and loadboards of €0.7 million.and the purchase of software and licenses of €0.5 million.

Liquidity

At September 30, 2006 we had €26.5 million in cash and cash equivalents and €14.7 million in marketable securities. Our working capital was €48.5 million.

As of September 30, 2006 we had no long-term debt other than the deferred payments for acquired software licenses. A decrease in customer demand for our products caused by unfavorable industry conditions or an inability to develop new products in response to technological changes could materially reduce the amount of cash generated from operations.

If necessary, we have available for use short-term credit facilities of €12.5 million that bears interest at a rate of EURIBOR + 0.75% per annum. At September 30, 2006 we had no amounts outstanding under this facility. Accordingly, we believe the funding available from these and other sources will be sufficient to satisfy our working capital requirements in the near to medium term if needed.

Balance Sheet

Balance sheet total as of September 30, 2006 and as of December 31, 2005 amounts to €74.9 million and €103.1 million. Current assets decreased from €79.1 million as of December 31, 2005 to €60.2 million as of September 30, 2006 primarily due to the reduction of our accounts receivable and inventory balances.

Long-term assets decreased from €24.0 million or 23.3% of the balance sheet total as of December 31, 2005 to €14.7 million or 19.4% of the balance sheet total as of September 30, 2006. The decrease results from the depreciation and amortization of property, plant and equipment and intangible assets of €6.7 million, the asset write-down related to the restructuring of €3.3 million and the reclassification of certain non-current assets of €2.5 million into “assets held for sale” which are classified as current assets. For further information see note 3 to the interim consolidated financial statements.

Current liabilities are €1.6 million below last year’s level. This mainly results from a decrease of trade accounts payable. Non-current liabilities amounting to €2.1 million consist exclusively of the financing equivalent related to software and licences purchased during 2005.

Shareholders’ Equity stands at €60.1 million, reduced by the net loss recognized in the period versus the end of last year. The equity ratio decreased slightly to 80.3% from 83.3%.

Other Information

Order Backlog

In accordance with Frankfurt Stock Exchange rules and regulations, companies are required to disclose information regarding their backlog. Purchase order patterns of our customers can vary widely and therefore no consistent shipping arrangements have been established. “Ship-to-line” agreements with major customers underlie our responsibility to act on a timely basis to ensure appropriate inventory levels and production capabilities. Other customers place purchase orders ranging from four to twelve weeks and provide forecasts for a further period, generally not to exceed twelve months, and these purchase orders are not legally binding. Since any backlog information published would not be based on a consistent pattern of purchase orders by our customers, we believe such information not to be meaningful and, accordingly, do not provide such information here.

Members of the Management and the Board of Directors

Management

Dr. Jalal Bagherli, CEO; Bill Caparelli, Vice President, Sales; Gary Duncan, Vice-President of Engineering; Peter Hall, Vice-President of Operations and Quality; Martin Kloeble, Vice-President of Finance and Controlling; Richard Schmitz, Vice-President of Advanced Technology.

Masayuki Suzuki, President and representative director of Dialog Semiconductor KK, left the company in July 2006 when Toshihiro Watanabe joined Dialog as President of Dialog Semiconductor KK. Jean-Michel Richard joined the company in September 2006 and will take up the position of Vice-President and Chief Financial Officer from Martin Klöble, the outgoing Vice-President of Finance and Controlling.

Board of Directors

On July 12, 2006 Chris Burke (former Vodafone UK chief technology officer), Russell Shaw (O2 Capability and Innovation Director) and Peter Tan (President & Managing Director of Flextronics Asia) joined the Company’s Board of Directors. Jan Tufvesson and Mike Risman stood down from the Board of Directors. Non Executive Director Gregorio Reyes succeeded Jan Tufvesson as Non Executive Chairman.

Other members of the Board of Directors: Dr. Jalal Bagherli (CEO); Michael John Glover; Aidan Hughes; John McMonigall; Peter Weber.

Subsequent Events

No events of material significance occurred after the balance sheet date.

Unaudited Interim Consolidated Financial Statements

Interim Consolidated Income Statement

		Three months ended September 30,		Nine months ended September 30,
(in thousands of €, except per share data)	Notes	2006 (unaudited)	2005 (unaudited)	2006 (unaudited)	2005 (unaudited)
Revenues	4	14,938	39,930	60,810	90,217
Cost of sales		(12,793)	(27,312)	(48,503)	(61,804)
Gross profit		2,145	12,618	12,307	28,413

Selling and marketing expenses		(1,259)	(1,623)	(4,114)	(5,356)
General and administrative expenses		(9,267)	(1,441)	(12,557)	(4,028)
Research and development expenses		(5,392)	(5,528)	(15,293)	(15,463)
Restructuring and related impairment charges	3	(4,506)	-	(4,506)	-
Operating profit (loss)		(18,279)	4,026	(24,163)	3,566

Interest income		296	211	673	630
Interest expense		(40)	(47)	(123)	(82)
Foreign currency exchange gains and losses, net		17	39	(1,016)	876
Other income		-	-	-	28
Result before income taxes		(18,006)	4,229	(24,629)	5,018

Income tax (expense) benefit		(85)	44	(93)	(65)
Net income (loss) from continuing operations		(18,091)	4,273	(24,722)	4,953

Loss from discontinued operations	2	-	(2,345)	(1,720)	(6,355)

Net income (loss)		(18,091)	1,928	(26,442)	(1,402)

Earnings (loss) per share
Basic earnings (loss) per share		(0.41)	0.04	(0.59)	(0.03)
Diluted earnings (loss) per share		(0.41)	0.04	(0.59)	(0.03)

Net income (loss) per share from continuing operations
Basic		(0.41)	0.10	(0.56)	0.11
Diluted		(0.41)	0.09	(0.56)	0.11

Weighted average number of shares (in thousands)
Basic		44,540	44,159	44,510	44,138
Diluted		44,540	45,386	44,510	44,138

The accompanying notes are an integral part of these Consolidated Financial Statements

Interim Consolidated Balance Sheets

(in thousands of €)	Notes	At September 30, 2006 (unaudited)	At December 31, 2005
ASSETS
Cash and cash equivalents		26,539	16,920
Marketable securities	6	14,734	14,890
Trade accounts receivable, net		7,848	28,364
Inventories	7	6,913	17,155
Prepaid expenses		512	505
Other current assets		1,077	1,257
Assets held for sale	3	2,528	-
Total current assets		60,151	79,091

Property, plant and equipment, net		8,797	15,710
Intangible assets	8	4,516	7,175
Investments	2	1,229	-
Deposits		194	205
Prepaid expenses		-	957
Total non-current assets		14,736	24,047

TOTAL ASSETS		74,887	103,138

LIABILITIES AND SHAREHOLDERS’ EQUITY
Trade accounts payable		5,473	8,987
Accrued expenses		6,148	3,572
Income taxes payable		11	24
Other current liabilities		1,043	1,725
Total current liabilities		12,675	14,308

Total non-current liabilities		2,074	2,932

Ordinary Shares		7,028	7,028
Additional paid-in capital		168,820	168,832
Accumulated deficit		(114,470)	(88,621)
Accumulated other comprehensive loss		(1,012)	(1,090)
Employee stock purchase plan shares		(228)	(251)
Net Shareholders’ equity		60,138	85,898

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		74,887	103,138

The accompanying notes are an integral part of these Consolidated Financial Statements

Interim Consolidated Statements of Cash Flows

	Three months ended September 30,		Nine months ended September 30,
(in thousands of €)	2006 (unaudited)	2005 (unaudited)	2006 (unaudited)	2005 (unaudited)
Cash flows from operating activities:
Net income (loss)	(18,091)	1,928	(26,442)	(1,402)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Recovery of investment	-	-	-	(28)
Restructuring and related impairment charges	4,506	-	4,506	-
Write-down of inventories	5,441	-	5,441	-
Write-down of trade accounts receivable	2,202	-	2,202	-
Stock compensation	174	324	593	724
Depreciation of property, plant and equipment	1,439	1,777	4,401	5,459
Amortization of intangible assets	765	889	2,288	1,932
Losses on disposals of fixed assets	-	-	51	-
Interest income, net	(256)	(164)	(550)	(548)
Other income tax expense	85	(44)	93	65
Changes in working capital:
Trade accounts receivable	5,380	2,330	18,292	1,168
Inventories	956	2,026	5,240	5,035
Prepaid expenses	(15)	243	(21)	47
Trade accounts payable	1,607	(1,698)	(3,512)	(2,539)
Accrued expenses	319	370	1,095	324
Other assets and liabilities	305	(50)	(414)	(975)
Cash generated from operations	4,817	7,931	13,263	9,262

Interest received	213	70	830	612
Income taxes paid	(17)	(15)	(40)	(26)
Cash provided by operating activities	5,013	7,986	14,053	9,848

Cash flows from investing activities:
Recovery of investment	-	-	-	28
Purchases of property, plant and equipment	(564)	(700)	(2,414)	(2,973)
Purchases of intangible assets	(251)	(537)	(887)	(5,199)
Investments and deposits made	-	(6)	(1,199)	(6)
Cash used for investing activities	(815)	(1,243)	(4,500)	(8,150)

Cash flows from financing activities:
Sale of employee stock purchase plan shares	-	35	11	65
Cash provided by financing activities	-	35	11	65

Cash provided by operating, investing and financing activities	4,198	6,778	9,564	1,763

Effect of foreign exchange rate changes on cash and cash equivalents	(21)	1	55	84
Net increase in cash and cash equivalents	4,177	6,779	9,619	1,847

Cash and cash equivalents at beginning of period	22,362	9,045	16,920	13,977
Cash and cash equivalents at end of period	26,539	15,824	26,539	15,824

The accompanying notes are an integral part of these Consolidated Financial Statements

Interim Consolidated Statements of Changes in Shareholders’ Equity

				Accumulated other comprehensive loss
(in thousands of €)	Ordinary Shares	Additional paid-in capital	Accumulated deficit	Currency translation adjustment	Available for sale securities	Employee stock purchase plan shares	Total
Balance at December 31, 2004	7,028	168,782	(66,328)	(930)	(28)	(297)	108,227
Net loss	-	-	(1,402)	-	-	-	(1,402)
Other comprehensive income (loss)	-	-	-	167	(63)	-	104
Total comprehensive loss							(1,298)
Sale of employee stock purchase plan shares	-	45	-	-	-	20	65
Equity settled transactions, net of tax	-	-	724	-	-	-	724
Balance at September 30, 2005	7,028	168,827	(67,006)	(763)	(91)	(277)	107,718

Balance at December 31, 2005	7,028	168,832	(88,621)	(791)	(299)	(251)	85,898
Net loss	-	-	(26,442)	-	-	-	(26,442)
Other comprehensive income (loss)	-	-	-	84	(6)	-	78
Total comprehensive loss							(26,364)
Sale of employee stock purchase plan shares	-	(12)	-	-	-	23	11
Equity settled transactions, net of tax	-	-	593	-	-	-	593
Balance at September 30, 2006	7,028	168,820	(114,470)	(707)	(305)	(228)	60,138

The accompanying notes are an integral part of these Consolidated Financial Statements

Notes to the Interim Consolidated Financial Statements (Unaudited)

1.General

a) Description of Business

Dialog Semiconductor Plc and subsidiaries ("Dialog" or the "Company") is a fabless semiconductor company that develops and supplies power management, audio and display driver technology, delivering innovative mixed signal standard products as well as application specific IC solutions for wireless, automotive and industrial applications. The Company’s expertise in mixed signal design, with products manufactured entirely in CMOS technology, enhances the performance and features of wireless, hand-held and portable electronic products. Its technology is also used in intelligent control circuits in automotive and industrial applications. Production of these designs is then outsourced, and the final products are returned to Dialog for approval and testing before delivery to the customers.

b) Vulnerability Due to Certain Significant Concentrations

The Company’s future results of operations involve a number of risks and uncertainties. Factors that could affect the Company’s future operating results and cause actual results to vary materially from historical results include, but are not limited to, the highly cyclical nature of both the semiconductor and wireless communications industries, dependence on certain customers and the ability to obtain adequate supply of sub-micron wafers.

The Company's products are generally utilized in the cellular communications and automotive industries. The Company generates a substantial portion of its revenue from the wireless communications market, which accounted for 66.8% and 78.1% of the Company’s total revenue for the nine months ended September 30, 2006 and 2005, respectively.

The Company’s revenue base is diversified by geographic region and by individual customer. Changes in foreign currency exchange rates influence the Company’s results of operations. The Company’s sales are primarily denominated in Euros and US dollars whereas purchases of raw materials and manufacturing services are primarily denominated in US dollars. The Company also has foreign currency exchange risks with respect to its net investments in foreign subsidiaries in Japan, the United Kingdom and the United States. Fluctuations in these currencies could significantly impact the Company’s reported results from operations.

The Company depends on a relatively small number of customers for a substantial portion of its revenues, and the loss of one or more of these customers may result in a significant decline in future revenue. For the three months ended September 30, 2006 three (2005: three) customers individually accounted for 10% or more of the Company's revenues. For the nine months ended September 30, 2006 four (2005: three) customers individually accounted for 10% or more of the Company's revenues. The Company performs ongoing credit evaluations of its customers' financial condition and, generally, requires no collateral from its customers.

c) Basis of Presentation

The accompanying interim condensed consolidated financial statements have been prepared on the basis of the recognition and measurement requirements of the International Financial and Reporting Standards (IFRS) and its interpretations adopted by the International accounting standards board (IASB). The interim condensed consolidated financial statements have not been audited. Certain information and footnote disclosures normally included in financial statements prepared in accordance with IFRS have been condensed or omitted. The interim condensed consolidated financial statements should be read in conjunction with the Company’s December 31, 2005 consolidated financial statements.

The financial statements are presented in Euro, rounded to the nearest thousand. They are prepared on historical cost basis except that financial instruments classified as available-for-sale are stated at fair value.

The accompanying interim consolidated financial statements reflect all adjustments (consisting of only normal recurring adjustments) which, in the opinion of management, are necessary for a fair statement of the results of the interim periods presented. Operating results for the nine months ended September 30, 2006 are not necessarily indicative of the results to be expected for the full year ending December 31, 2006.

d) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, as well as disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items subject to such estimates and judgments include the recoverability of the long-lived assets, the realizability of deferred income tax assets and inventories, and the fair value of stock-based employee compensation awards. Actual results may differ from those estimates.

2.Discontinued Operation

On February 14, 2006 the Company concluded the disposition of its Imaging Division, Dialog Imaging Systems (“DIS”). The business of this division includes the development, design, manufacture, assembly, marketing and delivering of image sensor semiconductors and camera modules. Dialog transferred the assets of its Imaging Division to a newly created entity which issued additional equity interests in exchange for consideration from investors. A total of €22.25 million will be invested in DIS by private equity investors, the management team and Dialog, of which Dialog will invest €2 million due in two tranches of €1.2 million and €0.8 million. During the six months ended June 30, 2006 Dialog made a first payment of €1.2 million. In the balance sheet this payment is shown under investments.

Losses from the Imaging Division for the three and nine months ended September 30, 2006 and 2005 are comprised of:

	Three months ended September 30,		Nine months ended September 30,
(in thousands of €)	2006 (unaudited)	2005 (unaudited)	2006 (unaudited)	2005 (unaudited)
Revenues	-	711	-	1,117
Expenses	-	(3,056)	(1,720)	(7,472)
Loss from operting activities	-	(2,345)	(1,720)	(6,355)
Income tax expense	-	-	-	-
Net loss from discontinued operations	-	(2,345)	(1,720)	(6,355)

3.Restructuring and related impairment charges

In the third quarter of 2006 Dialog Semiconductor decided to transfer the companies ‘Wafer Test’, ‘Final Test’ and ‘Tape & Reel’ divisions to dedicated outsourced assembly and test organisations in Asia. This transfer is expected to be executed in three phases between October 2006 and March 2007.

Restructuring and related impairment charges are comprised of €1,190 of employee termination costs that will be paid to 33 employees affected by the transfer and €3,315 of impairment charges.

As a result of the transfer, certain long-lived assets with a former net carrying value of €4,505 are recorded at their current fair value of €2,528. In the balance sheet those assets are classified as assets held for sale within current assets. Other long-lived assets with a net carrying value of €365 have been abandoned and certain prepaid expenses of €973 no longer provided any future benefit to the Company. Accordingly, impairment charges totaling €3,315 have been recognized in the third quarter of 2006.

	Three and nine months ended September 30, 2006 (unaudited)
(in thousands of €)	Workforce Reduction	Asset write-down	other costs	Total
Reserve balance at beginning of period	-	-	-	-
Charges	1,190	3,315	1	4,506
Amount charged against assets	-	(3,315)	-	(3,315)
Reserve balance at September 30, 2006	1,190	-	1	1,191

4.Segment Reporting

Segment information is presented in respect of the Group`s business and geographical segments. The primary format, business segments, is based on the Company’s principal sales markets.

a) Business Segments

	Three months ended September 30,		Nine months ended September 30,
(in thousands of €)	2006 (unaudited)	2005 (unaudited)	2006 (unaudited)	2005 (unaudited)
Revenues
Wireless	8,382	32,937	40,640	70,503
Automotive / Industrial	6,556	6,993	20,170	19,714
Total Revenues	14,938	39,930	60,810	90,217

Operating profit (loss)
Wireless	(13,476)	4,380	(17,592)	4,386
Automotive / Industrial	151	184	(524)	400
Corporate	(4,954)	(538)	(6,047)	(1,220)
Total operating profit / (loss) [1]	(18,279)	4,026	(24,163)	3,566

[1] Certain overhead costs are allocated mainly based on sales and headcount.

b) Geographical Segments – Revenues by shipment destination

	Three months ended September 30,		Nine months ended September 30,
(in thousands of €)	2006 (unaudited)	2005 (unaudited)	2006 (unaudited)	2005 (unaudited)
Germany	2,971	8,492	8,236	17,037
Austria	2,817	2,324	7,670	6,385
Hungary	2,360	2,245	7,020	6,087
Other European countries	632	881	1,777	2,361
Japan	1,849	4,970	9,631	15,484
China	2,054	6,793	8,981	11,911
Other countries	2,255	14,225	17,495	30,952
	14,938	39,930	60,810	90,217

5.Stock-Based Compensation

Stock option plan activity for the period ended September 30, 2006 was as follows:

	Options	Weighted average exercise price in €
Outstanding at beginning of year	3,850,008	2.45
Granted	947,995	1.48
Exercised	(162,660)	0.07
Forfeited	(474,707)	2.63
Outstanding at period end	4,160,636	2.31
Options exercisable at period end	2,419,758	2.10

The Company established an employee share option trust (the “Trust”). The Trust purchases shares in the Company for the benefit of employees under the Company’s share option scheme. At September 30, 2006 the Trust held 1,528,495 shares.

6.Marketable Securities

The Company has invested in highly liquid “investment grade” rated debt based fund classified as available for sale. The aggregate costs, fair values and unrealized losses per security class are as follows:

	At September 30, 2006 (unaudited)			At December 31, 2005
(in thousands of €)	Cost	Fair value	Unrealized gain (loss)	Cost	Fair value	Unrealized gain (loss)
Debt based funds	15,051	14,734	(317)	15,201	14,890	(311)

7.Inventories

Inventories consisted of the following at September 30, 2006 and December 31, 2005:

(in thousands of €)	At September 30, 2006 (unaudited)	At December 31, 2005
Raw materials	1,005	5,797
Work-in-process	4,216	7,193
Finished goods	1,692	4,165
	6,913	17,155

In the three months ended September 30, 2006 one of the company’s customers, BenQ Mobile GmbH & Co. OHG, Germany, went into insolvency. As a result inventories of €5,002 and accounts receivables in the amount of €2,202 were written-down as of September 30, 2006. In addition a provision for accrued expenses of €438 for materials at suppliers was recorded.

BenQ Corporation Taiwan plans to continue its global mobile business under the brand of BenQ-Siemens and to utilize its production facilities in Asia. Trade accounts receivables of €2,057 related to BenQ Corporation Taiwan are recorded at their nominal value in the balance sheet as of September 30, 2006.

8.Intangible assets

Intangible assets subject to amortization represent licenses, patents and software:

(in thousands of €)	At September 30, 2006 (unaudited)	At December 31, 2005
Gross carrying amount	16,094	20,306
Accumulated depreciation	(11,578)	(13,131)
Net carrying amount	4,516	7,175

During the nine months ended September 30, 2006, the Company acquired software and licenses for a total purchase price of €887. The expected weighted average useful life of these assets is three years. The aggregate amortization expense for the nine months ended September 30, 2006 and 2005 was €2,288 and €1,932, respectively. Amortization expense of the gross carrying amount of intangible assets at September 30, 2006 is estimated to be €656 for the remainder of 2006, €2,691 in 2007, €938 in 2008, €158 in 2009 and €46 in 2010.

9.Directors’ Holdings

Directors’ Holdings at September 30, 2006 and December 31, 2005 were as follows:

	At September 30, 2006 (unaudited)			At December 31, 2005
	Shares		Options	Shares		Options
	Number	%		Number	%
Timothy Anderson *)	-	-	-	75,166	0.16	-
Chris Burke	-	-	50,000	-	-	-
Dr. Jalal Bagherli	300,000	0.65	451,888	150,000	0.33	450,000
Michael Glover	195,000	0.42	50,000	195,000	0.42	-
Aidan Hughes	-	-	50,000	-	-	-
John McMonigall	-	-	50,000	-	-	-
Roland Pudelko *)	-	-	-	320,405	0.70	517,450
Gregorio Reyes	60,000	0.13	50,000	35,000	0.08	-
Michael Risman *)	-	-	-	1,172	0.00	-
Russell Shaw	-	-	50,000	-	-	-
Peter Tan	-	-	50,000	-	-	-
Jan Tufvesson *)	-	-	-	175,062	0.38	-
Peter Weber	-	-	50,000	-	-	-
	555,000	1.20	851,888	951,805	2.07	967,450

*) Timothy Anderson, Roland Pudelko, Michael Risman and Jan Tufvesson resigned as Directors during 2006. Accordingly their shares and options holdings are no longer reported at September 30, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIALOG SEMICONDUCTOR PLC

Date October 25, 2006	By

Dr. Jalal Bagherli
Executive Director and CEO